Points International Completes Continuous Disclosure Review
with the Ontario Securities Commission

TORONTO, April 25, 2008, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world’s leading loyalty reward solutions provider and owner of the Points.com portal, announced today the Company has successfully completed a continuous disclosure review of its 2006 Annual Filings for the year ended December 31, 2006, with the Ontario Securities Commission. All of the items identified in the process have been addressed by the Company in the restatement filed on March 28, 2008, as part of its 2007 Annual Materials Filings. For further details on the restatement items, please see our press release dated March 20, 2008.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group’s TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Consumer Website: www.points.com
Investor Relations: www.pointsinternational.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com
brinlea@blueshirtgroup.com